May 22, 2020

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Longleaf Partners Funds Trust (1940 Act File No. 811-4923) (the "Registrant")

Dear Ms. Hamilton:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the "Staff") to John O'Hanlon and myself on May 5, 2020 with respect to the Annual Report for the period ended December 31, 2019 filed on Form N-CSR on February 28, 2020 for Longleaf Partners Funds Trust.1 Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrant's future filings. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant's responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or Registration Statement, as applicable.

Comment 1: In the Management's Discussion of Fund Performance, the Registrant refers to the annual expense ratios disclosed in the Registrant's Prospectus dated as of May 1, 2019. Please refer to the annual expense ratios disclosed in the Financial Highlights of the relevant report or more current expense ratios in future reports.

Response: The Registrant will add the following statement to future reports: "Please refer to the Financial Highlights on page __ for the Fund's current expense ratio."

Comment 2: With respect to the Longleaf Small-Cap Fund's holdings of the Eastman Kodak Company, in light of footnote (g) to the Schedule of Investments and lack of a trading market for the position, please supplementally explain why the position is categorized as Level 2.

1You reviewed the following series of the Registrant: Longleaf Partners Fund, Longleaf Small-Cap Fund, Longleaf International Fund, and Longleaf Global Fund (each, a "Fund" and, collectively, the "Funds").

Ms. Lauren Hamilton

May 22, 2020

Response: The Eastman Kodak Company bond is valued using a combination of Level 1, Level 2, and Level 3 inputs. ASC 820-10-35-37 states "In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety." As of December 31, 2019, the only level 3 input, the volatility of Eastman Kodak Company common stock, was not significant to the fair value of the security. As the significant inputs to the valuation consisted of level 1 and level 2 inputs, the security was classified as level 2.

Comment 3: In Note 5 to the Financial Statements, the Registrant discloses that, at December 31, 2019, officers, employees of Southeastern and their families, Fund trustees, the Southeastern retirement plan and other affiliates owned 68% of the Longleaf Global Fund. To the extent that a significant portion of these affiliated owners consist of one or several large shareholders, please consider disclosing shareholder concentration risk as a principal risk of investing in the Longleaf Global Fund.

Response: The Registrant will disclose shareholder concentration risk in the event that one or several shareholders hold a significant portion of a Fund's shares.

Comment 4: Please supplementally confirm that there has been no amendments or waivers to the Registrant's code of ethics during the period covered by the Annual Report and include this information in future reports pursuant to Items 12(c) and 12(d) of Form N-CSR.

Response: The Registrant confirms that there have been no amendments or waivers to the Registrant's Code of Ethics Under Section 406 of the Sarbanes-Oxley Act for the period covered by its December 31, 2019 Annual Report, and the Registrant will state whether there have been any changes to its Code of Ethics Under Section 406 of the Sarbanes-Oxley Act in future reports.

* * *

Ms. Lauren Hamilton

May 22, 2020

We appreciate the opportunity to respond to the Staff's concerns. Please contact me at 617.728.7133 with any questions regarding the foregoing.

Sincerely,

/s/Jennifer O'Brien Jennifer O'Brien

cc:Andrew R. McCarroll

John V. O'Hanlon